NEWS RELEASE
TSX: ELD NYSE: EGO	November 13, 2017

Eldorado Gold Provides an Update on 2017 Exploration Programs

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") is pleased to provide an update on the Company’s exploration activities completed to date in 2017. Highlights from the period include:

  Lamaque resource upgrade and resource expansion drilling: over 31,000 metres of drilling at the Triangle deposit completed since the July acquisition of Integra Gold Corporation (“Integra”). Drilling has affirmed the quality of the current resource and highlights the upside potential of the Lamaque project, including intercepts from the C7 zone of 25.44 grams per tonne (g/t) Au over 3.5 metres and 7.47 g/t Au over 4.4 metres.

  Completion of the year-one drilling program at Bolcana, Romania: results of over 23,000 metres at our new Bolcana porphyry project confirm the size and potential of the system, as highlighted by drillhole TRSD013 which featured an intercept of 1,246.0 metres from surface grading 0.94 g/t Au and 0.27% Cu.

  Resource conversion drilling at Efemcukuru: infill drilling of inferred resources in the Kestane Beleni vein continues to intersect ore grades and widths, while exploration drilling at the nearby Kokarpinar vein has identified a new high-grade shoot.

  Exploration development and underground resource expansion drilling at the Stratoni Mine: Development of the hangingwall exploration drift continues, and completion of over 4,500 metres of underground drilling confirms the continuation of the Mavres Petres orebody into previously untested areas.

Peter Lewis, Eldorado’s Vice President, Exploration stated, “The results to date from the 2017 exploration programs reflect the quality of both our brownfields programs and new projects, and bode well for extending the life of our current operations while strengthening our internal growth pipeline. We are particularly pleased by the strong results from the Lamaque project, where we have identified high-grade vein intercepts outside of the previously defined resources, and we look forward to expanding our exploration programs to new targets on the property.”

Presented below are project updates for several of the principal 2017 exploration programs. Summary tables of drillhole intercepts from these programs are included in Appendix 1, including estimates of true thicknesses of mineralized zones and cuts of high-grade assays where appropriate.

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Lamaque Project, Canada

On July 10, 2017, Eldorado completed the acquisition of Integra and its flagship Lamaque project in Val d’Or, Quebec. Eldorado continued the 2017 drilling program initiated by Integra with over 80,000 metres drilled year to date on the Triangle deposit, Plug 4, and Lamaque deep targets.

Six surface drill rigs are currently active at the Triangle deposit, where we have drilled over 31,000 metres since July. A majority of the drilling consisted of resource conversion holes targeting the upper parts of the C2 and C4 zones, and definition drillholes within the C2 bulk sample area. To date, the C2 bulk sample program has included development on four levels (Figure 1) from which 20,992 tonnes have been processed at the Camflo mill. The definition drilling, underground mapping of the C2 zone, and average head grade for the processed material (7.10 g/t Au) all confirm the validity of the geological and resource models. Au recovery from the processed material has been 95.52%.

Approximate
Bulk Sample
Area
March 2017
Resource
Area
100 meters
Ore Development

Figure 1: Longitudinal section of the C2 vein at Lamaque, showing bulk sample program area and current extent of underground development.

The remaining resource expansion holes targeted extensions of the main C zones and their splays. This drilling has locally expanded the limits of the C2, C4, and C5 zones and both extended and confirmed the continuity of high-grade splays associated with the main C zones. These zones were not included in the previous Integra resource model.

Notable intercepts of these splays include:

-	9.57 g/t Au over 7.14 metres true thickness in hole TM-16-180AW03M01 (C3 splay)
-	7.30 g/t Au over 4.56 metres true thickness in hole TM-16-114BW01M02 (C4 splay)
-	8.08 g/t Au (capped at 30 g/t Au) over 4.62 metres true thickness in hole TM-16-180AW02 (C4 splay).

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At deeper levels, new intercepts correlated with the C5, C6, C7, and previously unrecognized deeper zones demonstrate the significant upside potential of the Triangle deposit beyond the existing resource areas. Examples include:

-	11.83 g/t Au (capped at 30 g/t Au) over 3.50 metres true thickness in hole TM-15-037W02M02 (C7)
-	7.77 g/t Au (capped at 30 g/t Au) over 6.88 metres true thickness in hole TM-15-032W02 (C6)
-	10.62 g/t Au (capped at 30 g/t Au) over 6.02 metres true thickness in hole TM-15-032 (C6 Splay)
-	7.49 g/t Au over 7.10 metres true thickness in hole TM-15-032W01M03 (new zone)

Drilling is now shifting to focus on other targets within the Lamaque project area. The Company expects to drill approximately 15,000 metres for the remainder of the year.

Triangle Diorite
C2
C4
C7
3.5m @ 11.33 g/t Au
TM-15-037W02M02
2.0m @ 8.80 g/t Au
3.0m @ 7.87 g/t Au
5.8m @ 4.61 g/t Au
6.5m @ 10.62 g/t Au
2.5m @ 4.38 g/t Au
1.5m @ 11.31 g/t Au
TM-15-032
TM-15-032W01M03
4.6m @ 4.0 g/t Au
7.1m @ 7.49 g/t Au
500 meters

Figure 2: Cross section 296575E through the Triangle deposit showing partial results of new drilling targeting the C7 zone and deeper mineralized shear zones. Thickness shown are drillhole intercept lengths; individual assay grades are capped at 30 g/t Au.

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Bolcana Project, Romania

The Company’s new Bolcana project is a large copper gold porphyry system located approximately six kilometres west of our Certej epithermal deposit development project in Romania. The 2017 exploration program at Bolcana totaled over 23,000 metres of drilling in 25 holes, and tested an area measuring 1,200 metres by 900 metres, locally to a depth of more than 1,200 metres (Figure 3 and 4).

Results from the 2017 drilling outline a large gold-rich porphyry system centered on a calc-alkaline intrusive complex. Elevated gold and copper values are associated with chalcopyrite and bornite within diorite porphyry intrusions and associated magmatic-hydrothermal breccias. Mineralization is continuous to the depth extent of drilling, with highest grades found in shallow residual potassic zones and in a deeper high-grade potassic core (Figure 4). Drillhole TRSD013, which tested the central core of the system, intersected 1,246 metres from near surface with an average grade of 0.94 g/t Au and 0.27% Cu. This includes a shallow high-grade zone of 200.0 metres grading 1.43 g/t Au and 0.3% Cu and a deeper zone of 206.0 metres grading 1.55 g/t Au and 0.35% Cu. In addition, high grades have been intersected in a second shallow zone referred to as the south zone located approximately 200 metres south of the central zone (Figure 3) where drillhole TRSD017 intersected 132.0 metres grading 1.88 g/t Au and 0.34% Cu. The 2017 program was recently concluded and results are being evaluated to define future exploration plans for the project.

N
Bolcana
magnetic footprint
Central Zone
South Zone
TRSD013
TRSD001
TRSD002
TRSD003
TRSD004
TRSD005
TRSD006
TRSD008
TRSD009
TRSD010
TRSD011
TRSD012
TRSD014
TRSD015
TRSD016
TRSD017
TRUD001
TRUD002
TRUD003
TRUD004
TRUD005
TRUD006
TRUD007
TRUD008
A
B
0
500
1000 m
Legend
Epithermal veins
TRSD006
Hole ID
Surface collar
Reported intercepts >0.4 g/t Au
Reported intercepts > 1 g/t Au

Figure 3: Map of the Bolcana gold-copper porphyry project area showing reduced-to-pole magnetic signature overlain by projected traces of 2017 drillholes and mineralized intervals reported in this release.

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Figure 4: Representative cross section through the central zone of the Bolcana gold porphyry project showing 2017 drillholes and mineralized intervals reported in this release. Section location is indicated on Figure 3; section thickness is 200 metres.

Efemcukuru Mine, Turkey

At the Efemcukuru epithermal vein deposit, drilling in 2017 included 15,700 metres of resource conversion drilling on the Kestane Beleni vein and an additional 4,000 metres testing exploration targets in the nearby Kokarpinar vein system (Figure 5). Most of the resource conversion drilling at Kestane Beleni has utilized drill stations in the new Kestane Beleni hangingwall exploration drift and has targeted inferred resources downdip from the current production levels in the South Ore Shoot and in the transition zone between South and Middle Ore Shoots. Notable results from this program include high-grade intercepts in the South to Middle Ore Shoots transition zone, with 8.77 g/t Au over 12.65 metres (EF-2703) and 8.19 g/t Au over 8.31 metres true thickness (EF-2614) (Figure 6).

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Surface drilling at the Kestane Beleni northwest zone has infilled areas previously drilled at a wide spacing, reducing drillhole spacing to approximately 50 metres over most of the mineralized zone. Although the vein is narrower here than in the South and Middle Ore Shoots, intercept grades commonly equal or exceed those in the current resource model (Figure 7). New drilling has defined two distinct trends of high grade ore shoots, with significant intercepts of 19.48 g/t Au over 4.32 metres (EF-024) and 173.5 g/t Au over
1.4 metres true thickness (EF-033).

At Kokarpinar, exploration drilling in this year’s program is testing the northern part of the vein system where complex splays and limited drill site availability had hampered previous drill testing. Nineteen holes were completed, three of which define a new high-grade shoot with intercept grades of up to 29.0 g/t Au over
1.2 metres true thickness. Step-out drilling is currently in progress testing the down-plunge extension of this shoot.

In addition, a 21.2 kilometre induced polarization survey was completed over the Efemcukuru license area in August, with the objective of identifying blind drill targets in the footwall to the Kestane Beleni vein. Results are currently being evaluated, with drilling of new targets scheduled for 2018.

2017 Exploration
Drilling
2017
Resource
Conversion
Targets
Kestane Beleni
Northwest
North
Ore Shoot
Middle
Ore
Shoot
South
Ore Shoot
Kestene Beleni Vein
Kokarpinar Vein
N
Basalt
Schist
Phyllite
Rhyolite
Hornfels
0
0.5
1
Kilometers

Figure 5: Geological map of the Efemcukuru project area showing locations of 2017 drilling programs.

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South Ore Shoot
Middle Ore Shoot
North Ore Shoot
700m
600m
500m
400m
300m
200m
8.31m @ 8.19 g/t Au
2.51m @ 19.60 g/t Au
12.65m @ 8.77 g/t Au
4.14m @ 6.64 g/t Au
7.41m @ 4.92 g/t Au
Au Grade x Thickness
> 12 g/t x m
> 50 g/t x m
> 90 g/t x m
previous year drilling
2017 hole, no significant intercepts
2017 hole, reported
2017 hole, results pending
200 meters

Figure 6: Longitudinal section of the Kestane Beleni vein at Efemcukuru showing contoured gold grade times true thickness and piercing points for 2017 resource conversion drillholes.

Kestane Beleni Northwest
10.89m @ 6.56 g/t Au
6.43m @ 9.78 g/t Au
1.74m @ 12.17 g/t Au
1.27m @ 92.70 g/t Au
2.82m @ 11.11g/t Au
4.32m @ 20.27 g/t Au
1.40m @ 173.50 g/t Au
600m
500m
400m
300m
200m
Au Grade x Thickness
> 12 g/t x m
> 50 g/t x m
> 90 g/t x m
previous year drilling
2017 hole, no significant intercepts
2017 hole, reported
200 meters

Figure 7: Longitudinal section of the Kestane Beleni Northwest vein at Efemcukuru showing contoured gold grade times thickness and piercing points for 2017 exploration drillholes.

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Stratoni Mine, Greece

The Stratoni deposit is a high-grade carbonate replacement deposit consisting of massive sulfide lenses occurring within and adjacent to the Stratoni fault zone. The Company is currently developing an exploration drift in the hangingwall to the fault zone that provides platforms for drilling untested areas downdip of and along strike to the west of the known orebody. Year to-date, 22 underground drillholes have been completed from the new development, which included seven resource conversion holes targeting existing inferred resources. Most of these holes intersected ore thicknesses equal to or greater than those predicted by the resource model, with high silver and base metal values. Resource expansion drilling to date has tested an area measuring approximately 100 metres by 100 metres downdip of the deposit. Nine of the 15 holes in this area intersected massive sulphide intervals comparable to those in the main orebody. Two drill rigs are currently active at the project testing additional stepouts to the deposit.

KMC Project, Serbia

During 2017, at the Karavansalija Mineralized Center (KMC) project, approximately 18,500 metres of diamond drilling have been completed at the Shanac, Copper Canyon, Gradina, and Medenovac prospects. The Shanac prospect is a large magnetite skarn system discovered by Eldorado in 2016. Gold mineralization within the skarn assemblage is hosted by Cretaceous limestone underlying an altered and weakly mineralized Tertiary andesitic volcanic sequence. 12 holes were drilled into the centre of the Shanac system in 2016 and an additional nine drillholes have been completed in 2017 to define the margins of the mineralized body. Gold grades within magnetite skarn at Shanac are typically 0.5 g/t Au to 2.0 g/t Au over vertical intervals of 50 to 200 metres beginning at depths of 150 to 300 metres from surface, with highest grades localized in a gently dipping lens just below the Tertiary volcanic rocks (Figures 8 and 9).

At the Gradina and Copper Canyon prospects, 2017 drilling targeted extensions of high-grade intercepts associated with zones of retrograde skarn mineralization identified in previous drill campaigns, and also tested new conceptual targets.

Regional exploration crews are currently completing initial stream sediment, soil, and rock chip sampling at recently granted licenses surrounding KMC and elsewhere in Serbia and Kosovo. Initial results have delineated several new target zones to be followed up with geological mapping and ground magnetic surveys.

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Figure 9 section line
Shanac
Andesite
Copper
Canyon
Intrusion
Limestone
Gradina
Flysh
N
Kilometers
0
0.5
1
2017 Collars
Previous Collars
License Border

Figure 8: Geological map of the KMC project area showing locations of mineralized zones targeted in 2017 exploration drilling programs.

1200m
Andesite
186.1m @ 1.32 g/t Au
134m @ 0.99 g/t Au
Quartz-feldspar porphyry
75.9m @ 2.02 g/t Au
127.8m @ 1.04 g/t Au
900m
72m @ 1.11 g/t Au
135.2m @ 0.98 g/t Au
71.6m @ 1.22 g/t Au
298m @ 0.74 g/t Au
Limestone
139.9m @ 0.91 g/t Au
600m
300 meters

Figure 9: Representative cross section through the Shanac zone at KMC.

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Regional Exploration, Brazil

Throughout 2017, exploration activities in Brazil have focused on grassroots programs at our Borborema, Mara Rosa, and Nazareno project areas. The Borborema project includes 3,400 square kilometres of exploration licenses in Pernambuco, Ceará, and Paraiba states in areas prospective for orogenic gold systems. Since July 2016, the Company has completed an extensive regional geochemical survey of the entire project area, and drilled three early-stage targets. The Mara Rosa project in Goias state includes over 280 square kilometres of exploration licenses and license applications covering the Mara Rosa greenstone belt. Soil geochemical surveys, mapping, and outcrop sampling programs have defined priority targets on which preliminary drill testing was recently completed and a review of results is underway. The Nazareno project area in Minas Gerais state covers a southwest offshoot of the prolific Quadrilatero Ferrifero (QF). The licenses cover roughly a 70 kilometre strike length of a regional shear zone within the Nova Lima group, the same greenstone sequence hosting most of the major deposits in the QF. Drilling commenced in September on several prospects.

Since the beginning of 2016, we have added approximately 600 square kilometres of licenses to our Brazil exploration portfolio, mostly in the Mara Rosa, Ipora, and Piranhas areas in Goias state and surrounding our Tocantinzinho development project in Para state.

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Canada, Romania, Serbia and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Qualified Person

Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for the disclosure of technical information in this press release. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results presented are based on half-core samples of diamond drill core analyzed at accredited laboratories. Drill core from Efemçukuru was prepared at Eldorado’s sample preparation facility at Canakkale and assayed at ALS Minerals laboratory in Izmir, Turkey. Drill core from the Bolcana, KMC, and Stratoni projects was prepared and analyzed at ALS Minerals laboratories in Rosia Montana, Romania and Loughrea, Ireland. Drillcore from the Lamaque project was prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish. Samples with Au grades above 5.0 g/t at the Lamaque project and 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish. Cu grades at Bolcana are based on f and grades over 0.4% Cu were reassayed with four-acid digestion and an ICP-AES finish. Zn and Pb grades at Mavres Petres were determined from an aqua regia digestion with an ICP-AES finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Forward Looking Statement

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects”, “is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “to be”, "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the Update on 2017 Exploration Program and drilling results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

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Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to impact of the sale of our Chinese assets on the Company's operations; risks related to the acquisition of Integra Gold Corporation; additional funding requirements; currency fluctuations; litigation and arbitration risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contact – Investor Relations

Krista Muhr, Vice President, Investor Relations & Corporate Communications

Telephone: 604.687.4018 or 1.888.363.8166 or kristam@eldoradogold.com

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Appendix 1: Tables of drillhole intercepts

Lamaque, Canada

Table 1 lists resource expansion drillholes completed at the Lamaque project since May 31, 2017, for which full assay results have been reported and verified. Intercepts reported are limited to those with 1) Au grade (g/t) times true thickness (metres) values greater than 10.0, and 2) average Au grade greater than 4.0 g/t. Grades presented in brackets are recalculated with individual assays capped at 30 g/t Au.

Table 1: Lamaque Project, Drilling Results
Hole ID	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Zone
Triangle
TM-15-032	1242.8	1244.8	2.0	1.72	8.8	C6-splay
and	1308.0	1314.5	6.5	6.02	11.05 [10.62]	C6-splay
TM-15-032W01M01	815.10	818.35	3.25	2.47	8.89 [7.35]	C4
TM-15-032W01M03	1122.2	1126.0	3.8	2.77	4.46	C6
and	1255.8	1256.4	0.6	0.56	29.75	C6-splay
and	1288.0	1291.0	3.0	2.93	7.87	C6-splay
and	1323.0	1324.0	1.0	0.94	11.32	C6-splay
and	1331.5	1337.3	5.8	4.33	4.83 [4.61]	C7
and	1423.5	1426.0	2.5	2.34	4.38	Triangle Deep
and	1460.8	1462.3	1.5	1.40	11.31	Triangle Deep
and	1861.8	1866.4	4.6	4.42	4.00	Triangle Deep
and	1874.1	1881.2	7.1	6.82	7.49	Triangle Deep
TM-15-032W02	1136.0	1145.3	9.3	6.88	8.99 [7.77]	C6
and	1183.0	1183.5	0.5	0.46	21.82	C6-splay
and	1827.2	1830.1	2.9	2.60	4.05	Triangle Deep
TM-15-037W01M03	1020.0	1021.25	1.25	1.04	11.49	C6-splay
and	1175.0	1179.4	4.4	3.73	7.47	C7
TM-15-037W02M02	1155.0	1158.5	3.5	3.22	25.44 [11.83]	C7
TM-15-082W01M01	775.6	781.5	5.9	5.45	22.51 [20.19]	C5
TM-16-114BW01M02	667.7	669.5	1.8	1.98	9.07	C4-splay
and	677.2	681.8	4.6	4.56	7.30	C4-splay
TM-16-114BM02	687.0	689.0	2.0	1.96	22.36 [15.82]	C4-splay
TM-16-180AW01	394.7	397.0	2.30	2.03	10.18	C2
and	395.9	397.0	1.1	1.09	18.36	C2-splay
and	666.0	668.1	2.1	2.05	15.36 [12.99]	C4-splay
TM-16-180AW02	414.1	416.5	2.4	2.38	4.52	C2-splay
and	476.8	477.3	0.5	0.49	24.18	C2-splay
and	652.9	659.5	6.6	6.31	38.97 [25.15]	C4
and	661.2	666.0	4.8	4.62	8.76 [8.08]	C4-splay
TM-16-180AW03M01	580.7	587.9	7.2	7.14	9.57	C3-splay
TM-16-201AW01M01	450.5	454.5	4.0	3.58	6.26	C2
TM-16-220W02M01	369.0	369.61	0.6	0.59	20.41	C2-splay
TM-16-220W03	312.5	313.5	1.0	0.9	11.99	C2-splay
TM-17-287AM02	782.0	784.0	2.0	2.01	6.90	C4-splay
TM-17-289	439.0	443.0	4.0	3.14	6.54	C3
TM-17-290M01	505.0	506.8	1.8	1.79	6.66	C3-splay

and	878.5	881.0	2.5	2.47	5.91	C5-splay
and	895.0	897.0	2.0	1.98	6.09	C5-splay
TM-17-290W01M01	502.0	504.5	2.5	2.49	5.74	C3-splay
TM-17-294W01M01	1005.0	1006.0	1.0	0.74	26.98	C5-splay
TM-17-303AW01	474.0	474.7	0.7	0.66	99.97 [30.0]	C3
TM-17-311B	393.5	395.5	2.0	1.95	22.41 [9.11]	C2-splay
TU-17-097	88.0	88.65	0.65	0.60	69.87 [30.0]	C2
TU-17-107	284.6	286.8	2.2	1.98	13.25 [9.48]	C3-splay
TM-15-032W01M02, TM-15-037W02, TM-15-037W02M01, TM-17-295AM01, TM-17-295AW01, TM-17-299A, TU-17-040	No intercepts above reporting threshold

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Bolcana, Romania

Table 2 lists all exploration drillholes completed at the Bolcana project in the 2017 program. Intercepts reported are limited to those with 1) Au grade (g/t) times thickness (metres) greater than 100.0, and 2) average Au grade greater than 0.4 g/t. No grade capping is deemed necessary. Due to the irregular nature of the mineralized zones, only drillhole thicknesses are presented.

Table 2: Bolcana Exploration Drilling
Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
TRSD004	618.0	1864.0	1246.0	0.41	0.18
including	838.0	996.0	158.0	1.22	0.29
TRSD008	498.0	574.0	76.0	1.58	0.34
TRSD009	630.0	940.0	310.0	0.83	0.20
including	758.0	904.0	146.0	1.33	0.18
TRSD013	18.0	1264.0	1246.0	0.94	0.27
including	53.0	253.0	200.0	1.45	0.30
and	744.0	950.0	206.0	1.55	0.35
TRSD014	158.0	878.0	720.0	0.40	0.16
TRSD016	504.0	944.0	440.0	0.63	0.17
TRSD017	230.0	774.0	544.0	0.72	0.21
including	362.0	494.0	132.0	1.88	0.34
TRUD001	681.0	1365.0	684.0	0.50	0.20
including	1083.0	1193.0	110.0	1.00	0.33
TRUD002	973.0	1249.0	276.0	0.40	0.19
TRUD003	681.0	1459.0	778.0	0.66	0.18
including	781.0	1195.0	414.0	1.01	0.21
TRUD004	892.8	1308.8	416.0	0.58	0.14
TRUD005	745.0	1135.0	390.0	0.55	0.15
TRUD006	790.1	1948.1	1158.0	0.44	0.21
TRUD007	695.1	1345.1	650.0	0.70	0.19
including	791.1	1147.1	356.0	1.00	0.19
TRSD001-003; 005; 010-012; 15		No intercepts above reporting threshold

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Efemcukuru, Turkey

Table 3 include all resource delineation and exploration drillholes completed at Efemçukuru in the 2017 program for which full assay results have been reported and verified. Intercepts reported are limited to those with 1) Au grade (g/t) times true thickness (metres) greater than 10.0, and 2) average grade greater than 3 g/t. No grade capping is applied to individual assays.

Table 3a: Middle and South Ore Shoots Resource Conversion Drilling
Hole ID	From (m)	To (m)	Interval (m)	True Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
EF-2519	200.2	203.2	3.0	2.94	4.34	7.90	0.42	0.96
and	224.6	227.15	2.55	2.51	19.60	13.69	0.77	0.99
EF-2552	214.8	218.95	4.15	4.14	6.64	20.87	1.86	2.16
EF-2614	233.7	242.3	8.6	8.31	8.19	7.83	0.03	0.09
EF-2669	216.35	224.05	7.7	7.41	4.92	62.60	7.42	3.68
EF-2703	211.4	224.05	12.65	12.65	8.77	8.43	0.51	1.67
EF-2588, 2641, 2665, 2694, 2698, 2700, 2680, 2707, 2709, 2715, 2717; EFD-037, 040, 041			No intercepts above reporting threshold

Table 3b: Kestane Beleni Northwest Resource Conversion Drilling
Hole ID	From (m)	To (m)	Interval (m)	True Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
EFD-002	45.8	53.75	7.95	6.43	9.78	23.24	0.35	0.52
EFD-003	28.4	31.2	2.8	2.80	8.27	20.20	0.28	0.26
EFD-005	27.5	30.7	3.2	2.99	4.49	5.00	0.06	0.12
and	34.1	45.8	11.7	10.89	6.56	22.63	0.21	0.17
EFD-007	80.0	82.25	2.25	2.23	7.02	14.78	0.21	0.42
EFD-008	77.9	82.05	4.15	4.09	4.00	6.02	0.06	0.10
EFD-011	97.75	100.75	3.0	2.72	5.65	14.25	0.33	0.45
EFD-013	86.0	87.85	1.85	1.74	12.17	18.66	0.30	0.03
EFD-016	96.5	99.15	2.65	2.25	5.37	20.58	0.90	0.03
EFD-017	133.0	134.95	1.95	1.69	9.41	13.31	0.43	0.71
EFD-018	116.45	117.75	1.30	1.27	92.70	126.00	3.88	4.50
EFD-019	135.6	140.9	5.3	4.75	5.67	7.14	0.30	0.63
EFD-024	134.6	139.05	4.45	4.32	20.27	13.15	0.35	0.56
EFD-029	184.1	187.0	2.9	2.82	11.11	53.31	1.91	0.89
and	202.5	203.4	0.9	0.88	16.90	19.00	0.28	0.47
EFD-030	162.40	163.85	1.45	1.41	20.80	27.00	1.68	1.39
EFD-033	245.45	246.9	1.45	1.40	173.50	92.00	0.72	1.88
EFD-001, 004, 006, 009, 010, 012, 014, 015, 020-023, 025-028, 031, 032, 034		No intercepts above reporting threshold

Table 3c: Kokarpinar Exploration Drilling
Hole ID	From (m)	To (m)	Interval (m)	True Thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
KV-618	125.8	131.0	5.2	2.2	6.50	21.65	2.34	1.54
KV-619	97.5	102.2	4.7	2.1	5.01	89.55	3.93	2.75
KV-620	156.4	159.25	2.85	1.2	29.02	43.86	2.87	5.51
KV-617, KV-621 to KV 628	No intercepts above reporting threshold

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Stratoni, Greece

Table 4 lists all resource conversion and resource expansion drillholes completed at the Stratoni mine in the 2017 calendar year, for which full assay results have been reported and verified. Intercepts reported are limited to those with %Zn equivalent (defined as %Zn + %Pb x 1.2 + Ag(ppm) x 0.0165) multiplied by estimated true thickness (metres) values of greater than 25.0 Gold is not recovered from the current processing circuit. No grade capping is applied to individual assays.

Table 4: Stratoni Underground Drilling
Hole ID	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Resource Conversion Drilling
MP0773	125.7	140.5	12.7	11.9	4.14	233	8.24	10.83
MP0775	128.4	136.4	8.0	7.7	4.03	135	10.68	11.43
MP0776	117.0	125.6	8.6	8.6	3.74	97	3.17	4.09
and	129.0	136.9	7.9	7.9	2.05	378	16.68	12.03
MP0780	141.6	148.0	6.2	5.3	4.49	624	9.51	12.40
MP0785a	121.0	139.5	18.5	15.3	5.78	271	9.6	7.5
Resource Expansion Drilling
MP0777	121.70	136.0	15.2	14.7	7.70	233	10.09	11.71
MP0779	145.4	180.0	34.6	28.9	2.77	76	3.0	9.7
MP0786	110.3	135.2	24.9	23.0	5.89	276	8.8	6.0
MP0793	121.5	134.4	12.9	11.2	6.5	201	8.3	11.9
MP0794	131.7	170.4	37.9	35.2	2.39	96	3.9	5.3
MP0795	158.7	166.7	8.0	7.4	4.12	138	5.6	18.3
MP0798	164.0	175.9	11.9	10.4	4.9	86	3.0	6.2
MP0778, MP0787-0790, MP0800		No intercepts above reporting threshold

KMC, Serbia

Table 5 lists all exploration drillholes completed at the KMC project in Q4 2016 and in 2017, for which full assay results have been reported and verified. Intercepts reported are limited to those with 1) Au grade (g/t) times thickness (metres) greater than 50.0 for Shanac and 15.0 for Gradina and Copper Canyon, and 2) average grade greater than 0.4 grams per ton for Shanac and 1.0 g/t for Gradina and Copper Canyon. No grade capping is deemed necessary. Due to the irregular nature of the mineralized zones, only drillhole thicknesses are presented.

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Table 5: Karavansalija Mineralized Centre
Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
Shanac Zone
EOKSC1684	360.0	435.9	75.9	2.02	-
and	603.8	675.8	72.0	1.11	0.25
EOKSC1686	175.8	361.9	186.1	1.32	0.11
EOKSC1687	305.2	352.3	47.1	1.08	0.17
EOKSC1688	338.8	474.0	135.2	0.98	0.19
EOKSC1690	99.0	233.0	134.0	0.99	-
and	293.8	421.6	127.8	1.04	0.23
EOKSC1691	276.0	363.0	87.0	0.98	-
EOKSC1692	322.4	394.0	71.6	1.22	0.30
EOKSC1693	243.0	446.0	203.0	0.99	-
EOKSC1696	159.5	256.3	96.8	0.75	-
and	294.6	434.5	139.9	0.91	-
EOKSC1799	255.0	393.0	138.0	0.59	0.10
EOKSC17102	392.0	460.0	68.0	0.90	-
EOKSC1694, 1695, 17100, 17103, 17104, 17105,17107, 17109, 17110		No intercepts above reporting threshold
Gradina Zone
EOKSC17106a	809.0	813.4	4.4	3.58	-
EOKSC1797a	1118.4	1126.0	7.6	2.44	-
EOKSC1683		No intercepts above reporting threshold
Copper Canyon Zone
EOKSC1685	143.0	159.3	16.3	1.54	0.39
and	529	571	42.0	2.38	-
and	738.5	763.8	25.3	2.65	-
EOKSC1689	145.7	155.5	9.8	2.35	0.22
and	213.9	217.0	3.1	4.42	0.16
and	508.0	509.1	1.1	21.0	-
EOKSC17101	78.0	148.0	70.0	0.92	0.55
EOKSC1798a, 1798b		No intercepts above reporting threshold

16